

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2013

Via E-mail
Ian Mortimer
Chief Financial Officer
Tekmira Pharmaceuticals Corporation
100-8900 Glenlyon Parkway
Burnaby, BC
Canada, V5J 5J8

> **Re:** **Tekmira Pharmaceuticals Corporation**
> **Form 20-F for the Fiscal year Ended December 31, 2012**
> **Filed March 27, 2013**
> **File No. 001-34949**

Dear Mr. Mortimer:

We have reviewed your September 12, 2013 response to our August 8, 2013 comment letter and have the following additional comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Item 4
Partnerships and Collaborations, pages 22-25

1. We note your response to our prior comment and reissue the comment in part. Please expand your disclosure of your material agreements to disclose the following provisions:
   - the termination provisions in the contract with the U.S. Department of Defense under the TMT program;
   - the expiration date of the last-to-expire royalty term tied to the duration of the Alnylam license agreement;
   - the expiration date of the last-to-expire issued licensed patent tied to the duration of the Marina Biotech license agreement;
   - the expiration date of the last valid claim in an issued and unexpired patent tied to the duration of the Merck license agreement;

- the expiration date of the last to expire patent tied to the duration of the Talon Therapeutics license agreement;
- and the expiration date of the last claim of any licensed issued patent or licensed pending patent that is tied to the duration of the University of British Columbia license agreement.

Please provide us with the full proposed disclosure to be included in an amended Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director